

April 6, 2011

Via E-mail
Martin M. Ellen
Executive Vice President and Chief Financial Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive,
Plano, TX 75024

> **Re:** **Dr Pepper Snapple Group, Inc.**
> **Form 10-K**
> **Filed February 22, 2011**
> **File No. 001-33829**

Dear Mr. Ellen:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

We note the disclosure on page six that on February 26, 2010 you completed the licensing of certain brands to PepsiCo and the disclosure on page seven that on October 4, 2010 you completed the licensing of certain brands to Coca-Cola. We note that these licensing agreements have not been filed as exhibits. Please confirm that you will file these exhibits with your next periodic report or explain why you believe these exhibits are not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director